Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF APRIL 24, 2014

DATE, TIME AND PLACE: On April 24, 2014 at 12:00 noon at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The full complement of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:
After discussion of the following themes with respect to the composition of the Company’s management, the Directors decided:

BOARD OF DIRECTORS

1)         To appoint: Chairman - PEDRO MOREIRA SALLES and Vice Chairmen - ALFREDO EGYDIO ARRUDA VILLELA FILHO and ROBERTO EGYDIO SETUBAL;

BOARD OF EXECUTIVE OFFICERS

2)  To establish the number of seats on the Board as 13, being 1 Chief Executive Officer, 2  Executive Vice Presidents, 4 Executive Officers and 6 Officers;

3)  To reelect ROBERTO EGYDIO SETUBAL, ALFREDO EGYDIO SETUBAL, CANDIDO BOTELHO BRACHER, CAIO IBRAHIM DAVID, CLAUDIA POLITANSKI, EDUARDO MAZZILLI DE VASSIMON, RICARDO BALDIN, ALEXSANDRO BROEDEL LOPES, EDUARDO HIROYUKI MIYAKI, EMERSON MACEDO BORTOLOTO and RODRIGO LUÍS ROSA COUTO, and elect MARCELO KOPEL and WAGNER BETTINI SANCHES, all of them qualified as follows, for the annual term of office which shall extend until the investiture of those elected at the meeting of the Board of Directors subsequent to the Annual General Meeting of 2015, the Board of Executive Officers to be made up as follows:

Chief Executive Officer: ROBERTO EGYDIO SETUBAL, Brazilian, divorced, engineer, bearer of Brazilian ID (RG-SSP/SP) number 4.548.549, enrolled in the Brazilian tax register (CPF) under number 007.738.228-52, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal – Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

Executive Vice Presidents: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 6.045.777-6, enrolled in the Brazilian tax register (CPF) under number 014.414.218-07, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902 and CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 10.266.958-2, enrolled in the Brazilian tax register (CPF) under number 039.690.188-38, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3.400 – 4th floor, Itaim Bibi CEP 04538-132;

Executive Officers: CAIO IBRAHIM DAVID, Brazilian, married, engineer, bearer of Brazilian ID (RG-SSP/SP) number 12.470.390-2, enrolled in the Brazilian tax register (CPF) under number 101.398.578-85, domiciled in the city and state of São Paulo  at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; CLAUDIA POLITANSKI, Brazilian, married, lawyer, bearer of Brazilian ID (RG-SSP/SP) number 16.633.770-5, enrolled in the Brazilian tax register (CPF) under number 132.874.158-32, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unbanco, Parque Jabaquara,  CEP 04344-902; EDUARDO MAZZILLI DE VASSIMON, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 9.539.448-5, enrolled in the Brazilian tax register (CPF) under number 033.540.748-09, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; and RICARDO BALDIN, Brazilian, married, accountant, bearer of Brazilian ID (RG-SSP/RS) number 1005553266, enrolled in the Brazilian tax register (CPF) under number 163.678.040-72, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7th floor, Parque Jabaquara, CEP 04344-902;

Officers: ALEXSANDRO BROEDEL LOPES, Brazilian, married, accountant, bearer of Brazilian ID (RG-SSP/ES) number 1.215.567, enrolled in the Brazilian tax register (CPF) under number 031.212.717-09, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, Parque Jabaquara, CEP 04344-902; EDUARDO HIROYUKI MIYAKI, Brazilian, married, engineer, bearer of Brazilian ID (RG-SSP/SP) number 50.018.159-7, enrolled in the Brazilian tax register (CPF) under number 159.822.728-92, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7th floor, Parque Jabaquara, CEP 04344-902; EMERSON MACEDO BORTOLOTO, Brazilian, married, data processing technologist, bearer of Brazilian ID (RG-SSP/SP) number 22.587.899-9, enrolled in the Brazilian tax register (CPF) under number 186.130.758-60, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7th floor, Parque Jabaquara, CEP 04344-902; MARCELO KOPEL, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 8.686.694-1, enrolled in the Brazilian tax register (CPF) under number 059.369.658-13, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, Parque Jabaquara, CEP 04344-902; RODRIGO LUÍS ROSA COUTO, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/RS) number 5060112165, enrolled in the Brazilian tax register (CPF) under number 882.947.650-15, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, Parque Jabaquara, CEP 04344-902; and WAGNER BETTINI SANCHES, Brazilian, married, engineer, bearer of Brazilian ID (RG-SSP/SP) number 18.840.246-9, enrolled in the Brazilian tax register (CPF) under number 114.032.758-58, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 8th floor, Parque Jabaquara, CEP 04344-902.

4) To place on record that Ana Tereza de Lima e Silva Prandini resigned from her position on April 14, 2014 and that Robert George Stribling and Rogério Paulo Calderón Peres were not reelected on this occasion and relinquish their positions as of this date.

5) To register (i) the submission of documents substantiating the meeting of conditions preliminary to eligibility  pursuant to articles 146 and 147 of Law 6.404/76 and current regulations, particularly Resolution 4.122/12 of the National Monetary Council (“CMN”) and Article 3 of Instruction 367/02 of the Brazilian Securities and Exchange Commission (“CVM”), and (ii) that the investiture of the members elected to their positions shall be formalized as soon as their election is ratified by the Central Bank of Brazil - BACEN;

6) Pursuant to the regulations of the National Monetary Council (CMN), Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM) and the Brazilian Internal Revenue Service, assign responsibilities to the Company’s officers as follows:

ALFREDO EGYDIO SETUBAL
Investor Relations Officer – ICVM 480/09
Operations conducted with Securities in Regulated Markets – ICVM 505/11

CANDIDO BOTELHO BRACHER
Rural Credit Area – CMN Resolution 3.556/08;
Matters pertaining to the Brazilian Payments System (SPB) – BACEN Circular 3.281/05;
National Finance System (SFN) Customer Registration – BACEN Circular 3.347/07;
Commercial Portfolio – CMN Resolution 2.212/95;
Leasing Portfolio – CMN Resolution 2.212/95;
Credit, Financing and Investment Portfolio – Res. CMN 2.212/95;
Real Estate Portfolio – CMN Resolution 2.212/95;
Investment Portfolio – CMN Resolution 2.212/95;
Deposit Accounts – CMN Resolution 2.078/94;
Repurchase Operations – CMN Resolution 3.339/06;
Loan and Securities Lending Operations – CMN Resolution 3.197/04;
Swap Operations – CMN Resolution 3.505/07;
Currency Market-related Operations – CMN Resolution 3.568/08;
Registration of guarantees on vehicles and real estate – CMN Resolution 4.088/12;
Registration of Credit Assignment Operations – CMN Resolution 3.998/11.

ALEXSANDRO BROEDEL LOPES
Accounting Area – CMN Resolution 3.198/04;
Updating of Unicad – Circular BACEN 3.165/02;
Credit Information System (SCR) – Circular BACEN 3.567/11;
Company’s Registry of Legal Entities (CNPJ) pursuant to Normative Instruction 1.183/11 of the Brazilian Internal Revenue Service.

CLAUDIA POLITANSKI
RDR System – BACEN Circular 3.289/05.

EDUARDO MAZZILLI DE VASSIMON
Operational Risk Control – CMN Resolution 3.380/06;
Liquidity Risk - CMN Resolution 4.090/12;
Market Risk Management – CMN Resolution 3464/07;
Credit Risk Management - CMN Resolution 3.721/09 Supply of Information - Circular BACEN 3.504/10;
Internal procedures and controls with respect to the trading of securities in regulated markets - CVM Instruction 505/11;
Prevention and Combat of Money Laundering (Law 9.613/98), BACEN Circular 3.461/09 and ICVM 301/99, being further responsible for evaluating, approving and monitoring the policies, procedures and respective sectoral compliance programs of the various business units, including those located overseas, with respect to programs for the prevention of money laundering, combat of financing of terrorism and information privacy and security, being able to designate specific areas which are under his responsibility to act with respect to these competencies.

RODRIGO LUÍS ROSA COUTO
Verification of Minimum Limits and Standards – BACEN Circular 3.398/08;
Verification of RWA, PR and Principal Capital  - CMN Resolution 4.193/13;
Capital Risk Management – CMN Resolution 3.988/11.

7)         In relation to the Committees reporting to the Board of Directors, to establish for the next annual mandate to be effective until the investiture of those elected on the occasion of the first meeting of this Board subsequent to the Annual General Meeting of 2015:

7.1)         To the Audit Committee:

(i) to elect as a member of the Audit Committee MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, as qualified below;

(ii) to reelect ALKIMAR RIBEIRO MOURA, DIEGO FRESCO GUTIERREZ, GERALDO TRAVAGLIA FILHO, LUIZ ALBERTO FIORE and SERGIO DARCY DA SILVA ALVES, all of whom qualified below;

(iii) to define the following composition of the Audit Committee:

Chairman: GERALDO TRAVAGLIA FILHO, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 3.166.619, enrolled in the Brazilian tax register (CPF) under number 573.620.338-34, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9th floor, Parque Jabaquara, CEP 04344-902;

Members: ALKIMAR RIBEIRO MOURA, Brazilian, divorced, economist, bearer of Brazilian ID (RG-SSP/SP) 5.342.714, enrolled in the Brazilian tax register (CPF) under number 031.077.288-53, domiciled in the city and state of São Paulo at Rua Itapeva, 1.474, 11th  floor, Bela Vista, CEP 01332-000; DIEGO FRESCO GUTIERREZ, Uruguayan, married, accountant, bearer of foreign resident in Brazil ID RNE-CGPI/DIREX/DPF/V-203.593-3, enrolled in the Brazilian tax register (CPF) 214.970.328-90, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9th floor, Parque Jabaquara, CEP 04344-902; LUIZ ALBERTO FIORE, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 4.650.125-3, enrolled in the Brazilian tax register (CPF) under number 521.132.568-00, domiciled in the city of Santana de Parnaíba in the state of São Paulo at Av. Yojiro Takaoka, 4.384, 5th  floor, room 518, CEP 06541-038; MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, economist, bearer of Brazilian ID (RG-SSP/SP) number 6.578.061-9, enrolled in the Brazilian tax register (CPF) under number 036.221.618-50, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9th floor, Parque Jabaquara, CEP 04344-902; and SERGIO DARCY DA SILVA ALVES, Brazilian, married, economist, bearer of Brazilian ID (RG-SSP/DF) number  2.127.279, enrolled in the Brazilian tax register (CPF) under number  050.933.687-68, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9th floor, Parque Jabaquara, CEP 04344-902;

(iv) to declare that the appointed members of the Audit Committee have submitted substantiating documents pursuant to the prior conditions for eligibility required under Articles 146 and 147 of Law 6.404/76 and in the current regulations, particularly CMN resolutions 3.198/04 and 4.122/12; and further, that their investiture shall be formalized as soon as this election is ratified by the BACEN;

(v) to maintain the appointment of  DIEGO FRESCO GUTIERREZ as qualified above, in the function of financial expert on the Audit Committee of the Itaú Unibanco Conglomerate with responsibilities pursuant to CMN Resolution 3.198 and the Sarbanes-Oxley Act enacted in the United States Congress, in light of his proven knowledge in the areas of accounting; and

(vi) to register that GUSTAVO JORGE LABOISSIÈRE LOYOLA and GUY ALMEIDA ANDRADE, not reappointed on this occasion, shall remain in their positions until the investiture of those elected.

7.2)         to define the composition of the remaining committees:

COMPENSATION COMMITTEE

Chairman: PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of Brazilian ID (RG-SSP/SP) number 19.979.952-0, enrolled in the Brazilian tax register (CPF) under number 551.222.567-72, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

Members: ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian, married, engineer, bearer of Brazilian ID (RG-SSP/SP) number 11.759.083-6, enrolled in the Brazilian tax register  (CPF) under number 066.530.838-88, domiciled in the city and state of São Paulo at Rua Sansão Alves dos Santos, 102, 2nd floor, CEP 04571-090; HENRI PENCHAS, Brazilian, married, engineer, bearer of Brazilian ID (RG-SSP/SP) number 2.957.281, enrolled in the Brazilian tax register (CPF) under number 061.738.378-20, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12th floor, Parque Jabaquara, CEP 04344-902; ISRAEL VAINBOIM, Brazilian, divorced, engineer, bearer of Brazilian ID (RG-SSP/SP) number 14.189.351, enrolled in the Brazilian tax register (CPF) under number 090.997.197-87, domiciled in the city and state of São Paulo at Rua Diogo Moreira, 132, suite 1.601, Pinheiros, CEP 05423-010; JOSÉ CASTRO ARAÚJO RUDGE, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 14.209.727, enrolled in the Brazilian tax register (CPF) under number  033.846.588-09, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902 (not a member of management); and PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of Brazilian ID (RG-IFP/RJ) number 03733122-0), enrolled in the Brazilian tax register (CPF) under number 548.346.867-87, domiciled in the city and state of Rio de Janeiro at Av. Ataulfo de Paiva, 1.100, 2nd floor, Leblon, CEP 22440-035.

PEOPLE COMMITTEE

Chairman: PEDRO MOREIRA SALLES, personal details above.

Members: CANDIDO BOTELHO BRACHER, personal details above; NILDEMAR SECCHES, Brazilian, widower, engineer, bearer of Brazilian ID (RG-SSP/SP) number 3.997.339-6, enrolled in the Brazilian tax register (CPF) under number 589.461.528-34, domiciled in the city and state of São Paulo at Rua Viradouro, 63, suite 132, Itaim Bibi, CEP 04538-110; RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of Brazilian ID (RG-SSP/SP) number 15.111.115-7, enrolled in the Brazilian tax register  (CPF) under number 252.398.288-90, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; and ROBERTO EGYDIO SETUBAL, personal details above.

RISK MANAGEMENT AND CAPITAL COMMITTEE

Chairman: PEDRO LUIZ BODIN MORAES, personal details above.

Members: CANDIDO BOTELHO BRACHER, personal details above; DEMOSTHENES MADUREIRA DE PINHO NETO, Brazilian, married, economist, bearer of Brazilian ID (RG-IFP/RJ) number 04389036-7, enrolled in the Brazilian tax register (CPF) under number 847.078.877-91, domiciled in the city and state of São Paulo at Av. das Nações Unidas, 12.901, Torre Oeste, 24th floor, Brooklin Paulista, CEP 04578-910; GUSTAVO JORGE LABOISSIÈRE LOYOLA and ROBERTO EGYDIO SETUBAL, both with personal details above.

APPOINTMENTS AND GOVERNANCE COMMITTEE

Chairman: PEDRO MOREIRA SALLES

Members: ALFREDO EGYDIO ARRUDA VILLELA FILHO, ALFREDO EGYDIO SETUBAL, DEMOSTHENES MADUREIRA DE PINHO NETO, HENRI PENCHAS and ISRAEL VAINBOIM, all with personal details above.

STRATEGY COMMITTEE

Chairman: PEDRO MOREIRA SALLES

Members: HENRI PENCHAS, ISRAEL VAINBOIM, NILDEMAR SECCHES RICARDO VILLELA MARINO and ROBERTO EGYDIO SETUBAL, all with personal details above.

RELATED PARTIES COMMITTEE

Chairman: NILDEMAR SECCHES

Members: PEDRO LUIZ BODIN DE MORAES and GUSTAVO JORGE LABOISSIÈRE LOYOLA, all with personal details above.

CONCLUSION: The meeting’s agenda having been completed, these minutes were drafted and having been read and approved by all, were duly signed. São Paulo (SP), April 24, 2014. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer